FILE NO. 70-9637

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                      AMENDMENT NO. 2
                            TO
                         FORM U-1
              APPLICATION/DECLARATION UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NU Enterprises, Inc.                     Select Energy Services, Inc.
Northeast Generation Services Company    Select Energy Contracting, Inc.
Select Energy, Inc.                      24 Prime Parkway
Yankee Energy Services Company           Natick, MA 01760
Mode 1 Communications, Inc.
E. S. Boulos Company                     Select Energy New York, Inc.
R.M. Services, Inc.                      507 Plum Street
Yankee Financial Services Company        Syracuse, NY 13204
Northeast Generation Company
Woods Electrical Co., Inc.               Reeds Ferry Supply Co., Inc.
Woods Network Services, Inc.             605 Front Street
107 Selden Street                        Manchester, NH 03102
Berlin, CT 06037



    (Names of companies filing this statement and addresses of principal executive offices)


                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                        Gregory B. Butler
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                        107 Selden Street
                        Berlin, CT 06037
             (Name and address of agent for service)

   The Commission is requested to mail signed copies of all orders, notices  and communications to:

Jeffrey C. Miller, Esq.               David R. McHale
Assistant General Counsel             Vice President and Treasurer
Northeast Utilities Service Company   Northeast Utilities Service
107 Selden Street                       Company
Berlin, CT 06037                      107 Selden Street
                                      Berlin, CT 06037

The Application/Declaration in this file is hereby amended and restated in its entirety as follows:

                             "ITEM 1
               DESCRIPTION OF PROPOSED TRANSACTION

1. NU Enterprises, Inc., a wholly owned nonutility holding company subsidiary of Northeast Utilities ("NU"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiaries, Woods Network Services, Inc., Northeast Generation Company, Northeast Generation Services Company and its subsidiaries, E. S. Boulos Company, and Woods Electrical Company, Inc., Select Energy, Inc. and its subsidiary, Select Energy New York, Inc., Select Energy Services, Inc. and its subsidiaries Reeds Ferry Supply, Co., Inc. and Select Energy Contracting, Inc., and Mode 1 Communications, Inc., and indirect nonutility subsidiaries of NU, R.M. Services, Inc., Yankee Financial Services, Inc. and Yankee Energy Services Company, each a nonutility subsidiary or affiliate of Yankee Energy Systems, Inc., a wholly-owned holding company subsidiary of NU, and any to-be-formed direct or indirect nonutility subsidiary of NUEI (collectively the "Competitive Companies"), hereby submit this application/declaration (the "Application") pursuant to Section 13 of the Act and Rules 86, 87, 90, 91 and 100 thereunder, with respect to certain transactions related to the rendition of services by the Competitive Companies to each other.

2. The Competitive Companies are all non-utility companies under the Act that provide various services to customers who are not affiliated with NU. In addition, some of the Competitive Companies, in the ordinary course of their business, may also provide some services to affiliated companies (both utility affiliates and non-utility affiliates). The Competitive Companies now seek authority to provide, consistent with recent orders issued in respect of other registered holding company systems, certain services in the ordinary course of their business (collectively "Services") to each other, in certain circumstances described below, at any price they deem appropriate, including but not limited to cost or fair market prices, and request an exemption pursuant to Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to
the extent that a price other than "cost" is charged. <FN1>   Any
Services provided by the Competitive Companies to NU's regulated public utility subsidiaries will continue to be provided at "cost" consistent with Rules 90 and 91. The Competitive Companies will not provide Services at other than cost to any other Competitive Company that, in turn, provides such Services, directly or indirectly, to any other associate company that is not a Competitive Company, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption therefrom obtained in a separate filing.


3. The final sentence of Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the rules thereunder were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service . . . contracts by their holding companies and by servicing . . . companies controlled by their holding companies" and has granted exemptions from the at cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place." Entergy Corp., H.C.A. Rel. No. 27039 (June 22, 1999), and decisions cited therein. See Also Interstate Energy Corp., H.C.A. Rel. No. 27069 (August 26, 1999), and decisions cited therein; New England Electric System, H.C.A. Rel. No. 22309 (December 9, 1981).

4. Accordingly, the Competitive Companies request authorization to provide Services to each other at other than cost in any case where the Competitive Company receiving such Services is:

     (i) a foreign utility company ("FUCO") or an exempt wholesale generator ("EWG") which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not an associate utility company;

     (iii) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively
            (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than an associate utility company) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate utility company; or

     (v) a direct or indirect subsidiary of NU formed pursuant to Rule 58 under the Act or any other nonutility company that (a) is partially owned by NU, provided that the ultimate recipient of such Services is not an associate utility company, or (b) is engaged solely in the business of developing, owning, operating and/or providing Services to Competitive Companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States;

                             ITEM 2
                 FEES, COMMISSIONS AND EXPENSES

1. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $10,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to NUSCO for financial, legal and other services.

                             ITEM 3
                 APPLICABLE STATUTORY PROVISIONS

1. Section 13 of the Act and Rules 86, 87, 90, 91, and 100 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

                  STATEMENT PURSUANT TO RULE 54
2. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

3. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 55.1% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002 ($813.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

4. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     5. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through December 31, 2003 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                       As of June 30, 2000
                               (thousands of dollars)         %

Common shareholders' equity        $2,365,854               36.9
Preferred stock                       277,700                4.3
Long-term and short-term debt       3,768,353               58.8
Total                              $6,411,907              100.0


6.   The consolidated capitalization ratios of NU as of December
31, 2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                       As of December 31, 2003
                               (thousands of dollars)        %

Common shareholders' equity        $2,265,086               33.5%
Preferred stock                       116,200                1.7
Long-term and short-term debt       2,651,267               39.2
Rate Reduction Bonds                1,729,960               25.6
Total                              $6,762,513              100.0

7. If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of December 31, 2003 is as follows:

                                       As of December 31, 2003
                               (thousands of dollars)         %

Common shareholders' equity        $2,265,086               45.0
Preferred stock                       116,200                2.3
Long-term and short-term debt       2,651,267               52.7
Total                              $5,032,553              100.0%

8. NGC has made a positive contribution to earnings by contributing $143.8 million in revenues in the 12-month period ending December 31, 2003 and net income of $38.5 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

                             ITEM 4
                       REGULATORY APPROVAL

1. No regulatory approval, other than those of the Commission requested herein, is required for the proposed transactions for which Commission authorization is sought herein.

                             ITEM 5
                            PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.2. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.


                             ITEM 6
                EXHIBITS AND FINANCIAL STATEMENTS

1.    Asterisked (*) items indicate items previously filed.

      (a)    EXHIBITS

             F.    Opinion of Counsel (to be filed by amendment)

             *H.   Proposed Form of Notice

             *H-2  Revised Form of Notice

      (b)    Financial Statements

Because the Services for which off-cost pricing authorization is sought hereunder will occur exclusively beneath NU in the NU system corporate structure, they will have little or no impact on the financial statements of NU or the NU system on a consolidated basis. Accordingly, no financial statements are being filed.

                             ITEM 7

             INFORMATION AS TO ENVIRONMENTAL EFFECTS

       (a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the human environment. (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                           SIGNATURES

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
E. S. BOULOS COMPANY
SELECT ENERGY NEW YORK, INC.
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY NEW YORK, INC.
R. M. SERVICES, INC.
YANKEE FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
SELECT ENERGY SERVICES, INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
WOODS ELECTRICAL CO., INC.


 By:  /s/   Randy A. Shoop
      Name: Randy A. Shoop
      Title:  Assistant Treasurer - Finance
              of Northeast Utilities Service Company
              as Agent for the above named companies.


Date: June 3, 2004
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

<FN1>  Authority for NGS to provide certain services to NGC at other than at cost had been requested, to the extent necessary, in the application/declaration in File No. 70-9543. Jurisdiction was reserved by the Commission in such filing. However, NGS's request herein replaces the application in File no. 70-9543. NGS will withdraw its remaining request in File No. 70-9543

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